FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2010

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 29, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau]

1.	Reason for Submission

Given that resolutions were passed in respect of the Proposals to be Resolved at the 106th Annual Meeting of Shareholders held on June 25, 2010, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Date meeting held

June 25, 2010

(2)	Proposal acted upon

Proposal: Election of 12 directors

Junichi Ujiie, Kenichi Watanabe, Takumi Shibata, Masanori Itatani, Masanori Nishimatsu, Haruo Tsuji, Hajime Sawabe, Tsuguoki Fujinuma, Hideaki Kubori, Masahiro Sakane, Colin Marshall, Clara Furse to be elected as directors.

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolution

Proposal	For	Against	Abstaining	Result of Resolution
				Ratio of Approval(%)	Approved/Rejected
Junichi Ujiie	22,251,388	737,622	17,811	94	Approved
Kenichi Watanabe	22,337,644	651,366	17,812	94	Approved
Takumi Shibata	22,331,954	657,043	17,824	94	Approved
Masanori Itatani	22,295,445	693,565	17,811	94	Approved
Masanori Nishimatsu	22,597,434	391,580	17,807	95	Approved
Haruo Tsuji	22,294,696	694,316	17,810	94	Approved
Hajime Sawabe	22,292,344	696,662	17,815	94	Approved
Tsuguoki Fujinuma	17,016,781	5,972,207	17,819	72	Approved
Hideaki Kubori	22,304,691	684,316	17,815	94	Approved
Masahiro Sakane	22,302,577	686,436	17,808	94	Approved
Colin Marshall	22,656,568	332,453	17,801	96	Approved
Clara Furse	22,659,702	329,310	17,809	96	Approved

Notes:

1.

The requirement for the proposal to be approved is a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate  1/3 or more of the total voting rights.

2.	The method for calculating the Ratio of Approval is as follows

This is the ratio of the number of votes in favor of the portion of the voting rights exercised in advance by the day prior to the meeting, to the total voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those exercised at the meeting).

(4)	Reasons why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders at the meeting were not included in the calculation

As the portion of the votes exercised in advance by the day prior to the meeting satisfied the requirements for the approval of the proposal whereby the resolutions were duly passed in conformance with the Companies Act, the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders at the meeting were not included in the calculation.

End.